UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

COHERUS BIOSCIENCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

19249H103

(CUSIP Number)

November 12, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249H103

1.	Name of Reporting Persons Venrock Healthcare Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 870,269[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 870,269[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,269[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒[3]
11.	Percent of Class Represented by Amount in Row (9) 2.6%[4]
12.	Type of Reporting Person (See Instructions) PN

[1]	This Schedule 13G is being filed by Venrock Healthcare Capital Partners, L.P. (“VHCP I”), VHCP Co-Investment Holdings, LLC (“VHCP Co-Invest I”), Venrock Healthcare Capital Partners II, L.P. (“VHCP II”), VHCP Co-Investment Holdings II, LLC (“VHCP Co-Invest II”), VHCP Management, LLC (“VHCP Management”), VHCP Management II, LLC (“VHCP Management II” and collectively with VHCP I, VHCP Co-Invest I, VHCP II, VHCP Co-Invest II and VHCP Management, the “VHCP Entities”), Venrock Associates VI, L.P. (“VA VI”), Venrock Partners VI, L.P. (“VP VI”), Venrock Management VI, LLC (“VM VI”), and Venrock Partners Management VI, LLC (“VPM VI” and together with VA VI, VP VI and VM VI, the “Venrock VI Entities” and the Venrock VI Entities together with the VHCP Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 516,524 shares of common stock owned by VHCP I, 94,486 shares of common stock owned by VHCP Co-Invest, 218,013 shares of common stock by VHCP II and 41,246 shares of common stock owned by VHCP Co-Invest II.
[3]	The shares included on rows 6, 8 and 9 do not include an aggregate of 1,471,613 shares of common stock held by VA VI and VP VI. The VHCP Entities disclaim beneficial ownership over the shares held by the Venrock VI Entities.
[4]	This percentage is calculated based upon 33,257,978 shares of the Issuer’s common stock outstanding as of November 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 19249H103

1.	Name of Reporting Persons VHCP Co-Investment Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 870,269[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 870,269[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,269[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒[3]
11.	Percent of Class Represented by Amount in Row (9) 2.6%[4]
12.	Type of Reporting Person (See Instructions) OO

[1]	This Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 516,524 shares of common stock owned by VHCP I, 94,486 shares of common stock owned by VHCP Co-Invest, 218,013 shares of common stock by VHCP II and 41,246 shares of common stock owned by VHCP Co-Invest II.
[3]	The shares included on rows 6, 8 and 9 do not include an aggregate of 1,471,613 shares of common stock held by VA VI and VP VI. The VHCP Entities disclaim beneficial ownership over the shares held by the Venrock VI Entities.
[4]	This percentage is calculated based upon 33,257,978 shares of the Issuer’s common stock outstanding as of November 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 19249H103

1.	Name of Reporting Persons Venrock Healthcare Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 870,269[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 870,269[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,269[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒[3]
11.	Percent of Class Represented by Amount in Row (9) 2.6%[4]
12.	Type of Reporting Person (See Instructions) PN

[1]	This Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 516,524 shares of common stock owned by VHCP I, 94,486 shares of common stock owned by VHCP Co-Invest, 218,013 shares of common stock by VHCP II and 41,246 shares of common stock owned by VHCP Co-Invest II.
[3]	The shares included on rows 6, 8 and 9 do not include an aggregate of 1,471,613 shares of common stock held by VA VI and VP VI. The VHCP Entities disclaim beneficial ownership over the shares held by the Venrock VI Entities.
[4]	This percentage is calculated based upon 33,257,978 shares of the Issuer’s common stock outstanding as of November 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 19249H103

1.	Name of Reporting Persons VHCP Co-Investment Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ¢ ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 870,269[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 870,269[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,269[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒[3]
11.	Percent of Class Represented by Amount in Row (9) 2.6%[4]
12.	Type of Reporting Person (See Instructions) OO

[1]	This Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 516,524 shares of common stock owned by VHCP I, 94,486 shares of common stock owned by VHCP Co-Invest, 218,013 shares of common stock by VHCP II and 41,246 shares of common stock owned by VHCP Co-Invest II.
[3]	The shares included on rows 6, 8 and 9 do not include an aggregate of 1,471,613 shares of common stock held by VA VI and VP VI. The VHCP Entities disclaim beneficial ownership over the shares held by the Venrock VI Entities.
[4]	This percentage is calculated based upon 33,257,978 shares of the Issuer’s common stock outstanding as of November 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 19249H103

1.	Name of Reporting Persons VHCP Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 870,269[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 870,269[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,269[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒[3]
11.	Percent of Class Represented by Amount in Row (9) 2.6%[4]
12.	Type of Reporting Person (See Instructions) OO

[1]	This Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 516,524 shares of common stock owned by VHCP I, 94,486 shares of common stock owned by VHCP Co-Invest, 218,013 shares of common stock by VHCP II and 41,246 shares of common stock owned by VHCP Co-Invest II.
[3]	The shares included on rows 6, 8 and 9 do not include an aggregate of 1,471,613 shares of common stock held by VA VI and VP VI. The VHCP Entities disclaim beneficial ownership over the shares held by the Venrock VI Entities.
[4]	This percentage is calculated based upon 33,257,978 shares of the Issuer’s common stock outstanding as of November 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 19249H103

1.	Name of Reporting Persons VHCP Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 870,269[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 870,269[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,269[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¢ ☒[3]
11.	Percent of Class Represented by Amount in Row (9) 2.6%[4]
12.	Type of Reporting Person (See Instructions) OO

[1]	This Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 516,524 shares of common stock owned by VHCP I, 94,486 shares of common stock owned by VHCP Co-Invest, 218,013 shares of common stock by VHCP II and 41,246 shares of common stock owned by VHCP Co-Invest II.
[3]	The shares included on rows 6, 8 and 9 do not include an aggregate of 1,471,613 shares of common stock held by VA VI and VP VI. The VHCP Entities disclaim beneficial ownership over the shares held by the Venrock VI Entities.
[4]	This percentage is calculated based upon 33,257,978 shares of the Issuer’s common stock outstanding as of November 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 19249H103

1.	Name of Reporting Persons Venrock Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,471,613[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,471,613[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,471,613[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¢ ☒[3]
11.	Percent of Class Represented by Amount in Row (9) 4.4%[4]
12.	Type of Reporting Person (See Instructions) PN

[1]	This Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 1,364,481 shares of common stock owned by VA VI and 107,132 shares of common stock owned by VP VI.
[3]	The shares included on rows 6, 8 and 9 do not include an aggregate of 870,269 shares of common stock held by VHCP I, VHCP Co-Invest I, VHCP II and VHCP Co-Invest II. The Venrock VI Entities disclaim beneficial ownership over the shares held by the VHCP Entities.
[4]	This percentage is calculated based upon 33,257,978 shares of the Issuer’s common stock outstanding as of November 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 19249H103

1.	Name of Reporting Persons Venrock Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,471,613[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,471,613[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,471,613[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¢ ☒[3]
11.	Percent of Class Represented by Amount in Row (9) 4.4%[4]
12.	Type of Reporting Person (See Instructions) PN

[1]	This Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 1,364,481 shares of common stock owned byVA VI and 107,132 shares of common stock owned by VP VI.
[3]	The shares included on rows 6, 8 and 9 do not include an aggregate of 870,269 shares of common stock held by VHCP I, VHCP Co-Invest I, VHCP II and VHCP Co-Invest II. The Venrock VI Entities disclaim beneficial ownership over the shares held by the VHCP Entities.
[4]	This percentage is calculated based upon 33,257,978 shares of the Issuer’s common stock outstanding as of November 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 19249H103

1.	Name of Reporting Persons Venrock Management VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,471,613[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,471,613[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,471,613[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¢ ☒[3]
11.	Percent of Class Represented by Amount in Row (9) 4.4%[4]
12.	Type of Reporting Person (See Instructions) OO

[1]	This Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 1,364,481 shares of common stock owned by VA VI and 107,132 shares of common stock owned by VP VI.
[3]	The shares included on rows 6, 8 and 9 do not include an aggregate of 870,269 shares of common stock held by VHCP I, VHCP Co-Invest I, VHCP II and VHCP Co-Invest II. The Venrock VI Entities disclaim beneficial ownership over the shares held by the VHCP Entities.
[4]	This percentage is calculated based upon 33,257,978 shares of the Issuer’s common stock outstanding as of November 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 19249H103

1.	Name of Reporting Persons Venrock Partners Management VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,471,613[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,471,613[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,471,613[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¢ ☒[3]
11.	Percent of Class Represented by Amount in Row (9) 4.4%[4]
12.	Type of Reporting Person (See Instructions) OO

[1]	This Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 1,364,481 shares of common stock owned by VA VI and 107,132 shares of common stock owned by VP VI.
[3]	The shares included on rows 6, 8 and 9 do not include an aggregate of 870,269 shares of common stock held by VHCP I, VHCP Co-Invest I, VHCP II and VHCP Co-Invest II. The Venrock VI Entities disclaim beneficial ownership over the shares held by the VHCP Entities.
[4]	This percentage is calculated based upon 33,257,978 shares of the Issuer’s common stock outstanding as of November 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2014.

Introductory Note: This Schedule 13G is filed on behalf of Venrock Healthcare Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP LP”), VHCP Co-Investment Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment”), Venrock Healthcare Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP II LP”), VHCP Co-Investment Holdings II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment II”), VHCP Management, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management”) VHCP Management II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management II” and collectively with VHCP LP, VHCP II LP, VHCP Co-Investment, VHCP Co-Investment II and VHCP Management, the “VHCP Entities”), Venrock Associates VI, L.P. (“VA VI”), Venrock Partners VI, L.P. (“VP VI”), Venrock Management VI, LLC (“VM VI”) and Venrock Partners Management VI, LLC (“VPM VI” and collectively with VA VI, VP VI and VM VI, the “Venrock VI Entities”) in respect of shares of common stock of Coherus Biosciences, Inc.

Item 1.

(a)	Name of Issuer

Coherus Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices

201 Redwood Shores Parkway, Suite 200

Redwood City, CA 94065

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners, L.P.

VHCP Co-Investment Holdings, LLC

Venrock Healthcare Capital Partners II, L.P.

VHCP Co-Investment Holdings II, LLC

VHCP Management, LLC

VHCP Management II, LLC

Venrock Associates VI, L.P.

Venrock Partners VI, L.P.

Venrock Management VI, LLC

Venrock Partners Management VI, LLC

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway

22nd Floor	Palo Alto, CA 94304	Suite 100

New York, NY 10036		Cambridge, MA 02142

(c)	Citizenship

Each of the Venrock VI Entities and VHCP Entities was organized in Delaware.

(d)	Title of Class of Securities

Common stock, par value $0.0001 per share

(e)	CUSIP Number

19249H103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of November 12, 2014:

Venrock Healthcare Capital Partners, L.P.	870,269	(1)
VHCP Co-Investment Holdings, LLC	870,269	(1)
Venrock Healthcare Capital Partners II, L.P.	870,269	(1)
VHCP Co-Investment Holdings II, LLC	870,269	(1)
VHCP Management, LLC	870,269	(1)
VHCP Management II, LLC	870,269	(1)
Venrock Associates VI, L.P.	1,471,613	(2)
Venrock Partners VI, L.P.	1,471,613	(2)
Venrock Management VI, LLC	1,471,613	(2)
Venrock Partners Management VI, LLC	1,471,613	(2)

(b)	Percent of Class as of November 12, 2014:

Venrock Healthcare Capital Partners, L.P.	2.6%
VHCP Co-Investment Holdings, LLC	2.6%
Venrock Healthcare Capital Partners II, L.P.	2.6%
VHCP Co-Investment Holdings II, LLC	2.6%
VHCP Management, LLC	2.6%
VHCP Management II, LLC	2.6%
Venrock Associates VI, L.P.	4.4%
Venrock Partners VI, L.P.	4.4%
Venrock Management VI, LLC	4.4%
Venrock Partners Management VI, LLC	4.4%

(c)	Number of shares as to which the person has, as of November 12, 2014:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	0
VHCP Co-Investment Holdings, LLC	0
Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
VHCP Management, LLC	0
VHCP Management II, LLC	0
Venrock Associates VI, L.P.	0
Venrock Partners VI, L.P.	0
Venrock Management VI, LLC	0
Venrock Partners Management VI, LLC	0

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	870,269	(1)
VHCP Co-Investment Holdings, LLC	870,269	(1)
Venrock Healthcare Capital Partners II, L.P.	870,269	(1)
VHCP Co-Investment Holdings II, LLC	870,269	(1)
VHCP Management, LLC	870,269	(1)
VHCP Management II, LLC	870,269	(1)
Venrock Associates VI, L.P.	1,471,613	(2)
Venrock Partners VI, L.P.	1,471,613	(2)
Venrock Management VI, LLC	1,471,613	(2)
Venrock Partners Management VI, LLC	1,471,613	(2)

.

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	0
VHCP Co-Investment Holdings, LLC	0
Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
VHCP Management, LLC	0
VHCP Management II, LLC	0
Venrock Associates VI, L.P.	0
Venrock Partners VI, L.P.	0
Venrock Management VI, LLC	0
Venrock Partners Management VI, LLC	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	870,269	(1)
VHCP Co-Investment Holdings, LLC	870,269	(1)
Venrock Healthcare Capital Partners II, L.P.	870,269	(1)
VHCP Co-Investment Holdings II, LLC	870,269	(1)
VHCP Management, LLC	870,269	(1)
VHCP Management II, LLC	870,269	(1)
Venrock Associates VI, L.P.	1,471,613	(2)
Venrock Partners VI, L.P.	1,471,613	(2)
Venrock Management VI, LLC	1,471,613	(2)
Venrock Partners Management VI, LLC	1,471,613	(2)

(1)	These shares are owned directly as follows: 516,524 shares of common stock are owned by VHCP I, 94,486 shares of common stock are owned by VHCP Co-Invest I, 218,013 shares of common stock are owned by VHCP II and 41,246 shares are owned by VHCP Co-Invest II. VHCP Management is the general partner of VHCP I and the manager of VHCP Co-Invest I. VHCP Management II is the general partner of VHCP II and the manager of VHCP Co-Invest II. The VHCP Entities disclaim beneficial ownership over the shares held by the Venrock VI Entities.
(2)	These shares are owned directly as follows: 1,364,481 shares of common stock are owned by VA VI and 107,132 shares of common stock are owned by VP VI. VM VI is the general partner of VA VI and VPM VI is the general partner of VP VI. The Venrock VI Entities disclaim beneficial ownership over the shares held by the VHCP Entities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Venrock Healthcare Capital Partners, L.P.

By: VHCP Management, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Co-Investment Holdings, LLC

By: VHCP Management, LLC
Its: Manager

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Healthcare Capital Partners II, L.P.

By: VHCP Management II, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Co-Investment Holdings II, LLC

By: VHCP Management II, LLC
Its: Manager

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Management II, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Associates VI, L.P.

By: Venrock Management VI, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Partners VI, L.P.

By: Venrock Partners Management VI, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Management VI, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Partners Management VI, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

EXHIBITS

A:	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Coherus Biosciences, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February, 2015.

Venrock Healthcare Capital Partners, L.P.

By: VHCP Management, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Co-Investment Holdings, LLC

By: VHCP Management, LLC
Its: Manager

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Healthcare Capital Partners II, L.P.

By: VHCP Management II, LLC
Its: Manager

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Co-Investment Holdings II, LLC

By: VHCP Management II, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Management II, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Associates VI, L.P.

By: Venrock Management VI, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Partners VI, L.P.

By: Venrock Partners Management VI, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Management VI, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Partners Management VI, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory